







INVEST IN **UPSWING FITNESS**

The ultimate trainer-led online fitness community and marketplace

EMPOWERING FITNESS CREATORS TO MONETIZE THEIR CONTENT AND FOLLOWING

LEAD INVESTOR

Sean Corcoran Georgia Tech ChBE, 1st sales hire at MacStadium, investor, fitness junkie

We invested in Upswing Fitness because Chris and the team know the fitness industry and what tools trainers need to build their brand and grow their business. Within the $264B fitness industry, Upswing has identified a gap between what consumers want and what trainers can provide. Upswing bridges the gap by turning trainers into content creators and connecting them directly with their audiences who want access to trainers, community, and fitness content on-demand.

Invested $1,000 this round

upswingfitness.com West Chester PA

Software | Technology | Marketplace | App | SaaS

Highlights

1. SaaS business that empowers trainers and gyms with online tools to run and scale their business.
2. Wellness and fitness industry is growing. Particularly the virtual fitness market (33.5% CAGR through 2020).
3. Marketplace that connects creators to consumers. Asset-light model with no inventory or gyms. High growth, low overhead.

Our Team

Shaun Ziegler Co-founder, CGO

Lifelong entrepreneur with a passion for fitness. Founded Landscaping Company in high school (still operable and fully sustainable.) Founded custom t-shirt business in college.

Lifelong entrepreneur with a passion for fitness. Founded Landscaping Company in high school (still operable and fully sustainable.) Founded custom t-shirt business in college.

Our co-founder is a personal trainer. He built a virtual interactive program for his friends and some clients during the Covid-19 lockdowns. Although it was a lot of fun, it was very time consuming and difficult to maintain. He searched and tried out other softwares but they all sucked so he decided to build something better from scratch.

Chris Putsch Founder, CEO











Certified personal trainer and benefits consultant. As a type one diabetic, completed multiple Iron Man 70.3.

Pitch

UPSWING
A social platform for wellness leaders and their communities.

Fitness and Wellness consumers want **community**.
Fitness and Wellness coaches want to **build community**.

People want to share their fitness and wellness experience **with their friends, at home or at the gym.**	50% of gym visits are for group classes	85% of gym goers also work out at home	80% of fitness consumers are Millennials or Gen Zers (Gen Selfie)
Fitness and wellness coaches have no way to facilitate community and **monetize followers in the same place.**	$63,000 - Fitness professional average salary	Over 50% of workouts found online are on social media	83% of fitness coaches want to offer online services

A company that merges a social community with fitness content creation does not exist. **Until now.**

[Les Mills] [Salary.com] [Runrepeat] [Theptdc.com]

Upswing is a free social wellness platform & marketplace **focused on community**.

Consumers can	Workout, interact, and grow with friends	Subscribe to their favorite coaches	Follow the right workouts for their goals
Coaches can	Lead their community in one place	Monetize their content	Scale their business and find new clients

Members can interact with each other, follow their favorite coaches and subscribe to their favorite **Upspace**.

upspace noun
[uhp-spās]

1. A virtual space on Upswing where coaches and consumers can interact as one community.
   Now all my clients can talk to me and to each other, right in my upspace.

2. A coach's space where they can share content for a monthly subscription that they set; a place where they can facilitate a community of clients and followers.
   Subscribe to my upspace to join my community and get access to my content!

3. A space members can join for access to premium workouts and community through a leaderboard, group chat, and activity feed.
   You have to join this coach's Upspace with me, the community is so motivating and fun!



These 3 things separate us from the rest.

Community	Marketplace	No barrier to entry
Members can interact with each other, not just their coach.	Members can shop for the right workouts, coaches, or programs	Members can interact with friends, view workouts, and follow coaches for free.
Coaches can not only train clients, but lead entire communities.	Coaches can set their prices, and offer multiple options to thousands of consumers.	Coaches can create content and offer it on the marketplace for free.

Freemium + monthly subscription model

Coaches	Members
Sign up for free	Sign up for free
Create & post free or premium content	Browse free and premium content (can complete free workouts)
Set monthly subscription price to Upspace	Subscribe to the perfect coach's Upspace
Pick up new clients and make money off each subscription	Get access to premium content, groupchat, leaderboard, and activity feed

Paywall ←

Coaches charge a monthly subscription.
Upswing keeps 20%.

Potential for Coaches

Aisha is an Upswing Coach

Converting 1% of her Instagram followers to subscribers on Upswing at $50/mo = $7,500 / month

Upswing's cut = $1,500 / month

"I had a Patreon account, but Upswing is way better for this."

— Aisha



Instagram



Upswing


The ultimate Grow Together Go-To-Market Strategy
Fitness & Wellness coaches
Gyms & Studios
Sports Teams
Corporations
Sports, Fitness & Wellness Brands
What do all of these entities have in common?
They all have huge communities.
They all offer fitness and wellness value to their members.
They can all make a community on Upswing.


Partnerships
Wellworks
Wellworks For You is a corporate wellness provider with 2.2 million members on their platform.
They will market Upswing to their 2.2 million members and introduce the corporate model to their groups.
Traction
98
Coaches signed up and building their upspaces

We will be the number 1 social fitness platform and marketplace in the world.

Projections	2022	2025	2027
Coaches	500	20,000	58,000
Members	10,000	1,000,000	4,000,000
ARR	$1.2M	$121M	$487M

Possible Acquirers if we do not IPO:

Nike
Whoop
Gymshark
Strava
Under Armour

Disclaimer: Forward-looking projections can't be guaranteed

Chris Putsch
Founder, CEO
The Hustler



After graduating from PSU as a student athlete, Chris had a successful career as a benefits consultant and personal trainer. His experience as an ice hockey captain and trainer is key for leading the Upswing team. His benefits experience gives us a competitive advantage for creating a wellness benefits offering.

Shaun Ziegler
Co-Founder, CGO
The Dreamer (1 exit)



From an early age, Shaun has always been passionate about creating something from nothing. Among other side hustles, he bootstrapped a landscaping company in high school which he recently sold this past year to go full-time with Upswing. Shaun was one of Chris' original training clients so he values how important the experience is for the end consumers.

Nico Westerdale
CTO
The Builder



Prior to Upswing, Nico was the Director of Engineering at GoPuff, where he helped to grow the engineering team from 7 to over 200. Before that, he was the CTO at IncentFit, a corporate wellness benefits platform. His experience and connections in the tech world will ensure our platform is rock solid.

Advisors



Steve Grenfell
Former Venture Capitalist
Operating Partner at Lovell Minnick Partners

Area of expertise:
Operations and fundraising



Sean Wolfington
Founder of CarSaver, Walmart and Nissan's exclusive
partner for online auto sales, finance, and insurance

Area of expertise:
Marketing, tech, & connections



Matt Gillin
Founder of Relay Network
Founded Ecount, sold to CitiGroup for $200M

Area of expertise:
Growth & connections



Scott Caplan
Founder of Everwash, a $100M car wash
subscription software; Founder of Sweat Fitness

Area of expertise:
Fitness & subscription-based platforms

